

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

G. James Benoit, Jr.
Chief Executive Officer
WaveDancer, Inc.
12015 Lee Jackson Memorial Highway, Suite 210
Fairfax, Virginia 22033

>   **Re: WaveDancer, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed January 22, 2024**
>   **File No. 333-276649**

Dear G. James Benoit:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alexandra Barone at 202-551-8816 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Mark J. Wishner, Esq.